ARd
8-17-2004

04018128

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
AUG 05 2004
DIVISION OF MARKET REGULATION

OMB Number: 3235-0123 Expires: October 31, 2004 Estimated average burden hours per response.... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31165

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

H. Beck, Inc.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11140 Rockville Pike – Suite 400
(No. and Street)

Rockville (City) Maryland (State) 20852 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles R. Eisenmann, President (301) 468-0100
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - if individual, state last, first, middle name)

750 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

PROCESSED
AUG 19 2004
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Charles R. Eisenmann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of H. Beck, Inc. (the "Company") as of **December 31, 2003,** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

	February 25, 2004
Signature	Date

President

Title

Maria C. Alvarado,
Notary Public State of Maryland
My Commission Expires August 1, 2005

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).b*

Contents

Independent Auditor's Report On The Financial Statements	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes In Stockholders' Equity	4
Statement of Cash Flows	5
Notes To Financial Statements	6 – 7
Supplementary Information	
Schedule I – Computation of Net Capital Under SEC Rule 15c3-1	8
Independent Auditor's Report On Internal Control	9 – 10

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors of
H. Beck, Inc.
Rockville, Maryland

We have audited the accompanying statement of financial condition of H. Beck, Inc. (the "Company") as of December 31, 2003, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of H. Beck, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

New York, New York
February 19, 2004

H. Beck, Inc.

Statement Of Financial Condition
December 31, 2003

Assets		
Cash and cash equivalents	$	1,349,881
Deposits with clearing organizations		110,010
Commissions receivable		3,376,459
Accounts receivable from registered representatives		220,806
Other assets		148,628
Total assets	$	5,205,784
Liabilities And Stockholders' Equity		
Liabilities		
Commissions payable	$	3,291,328
Accounts payable and accrued expenses		1,047,264
Total liabilities		4,338,592
Contingencies		
Stockholders' Equity		
Common stock, $.01 par value - authorized, 1,000 shares; issued and outstanding, 810 shares		8
Additional paid-in capital		1,236,181
Accumulated deficit		(368,997)
Total stockholders' equity		867,192
Total liabilities and stockholders' equity	$	5,205,784

See Notes To Financial Statements.

H. Beck, Inc.

Statement Of Operations
Year Ended December 31, 2003

Revenue:		
Commission revenue	$	31,891,629
Investment advisory fees		3,422,730
Interest income		14,250
Other		98,598
		35,427,207
Expenses:		
Commission expense		26,170,174
Management fee to affiliate		4,400,000
Investment advisory fees		2,865,278
Administrative costs		1,155,587
Clearing fees		684,393
Licenses and permits		150,810
Other		2,722
		35,428,964
Net loss	$	(1,757)

See Notes To Financial Statements.

H. Beck, Inc.

Statement Of Changes In Stockholders' Equity
Year Ended December 31, 2003

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance, January 1, 2003	$ 8	$ 1,086,181	$ (367,240)	$ 718,949
Contributions by stockholders	-	150,000	-	150,000
Net loss	-	-	(1,757)	(1,757)
Balance, December 31, 2003	**$ 8**	**$ 1,236,181**	**$ (368,997)**	**$ 867,192**

See Notes To Financial Statements.

H. Beck, Inc.

Statement Of Cash Flows
Year Ended December 31, 2003

Cash Flow From Operating Activities		
Net loss	$	(1,757)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Changes in assets and liabilities:		
Commissions receivable		(1,626,524)
Accounts receivable from representatives		(140,892)
Due from affiliates		565
Other assets		(115,046)
Commissions payable		1,542,669
Accounts payable and accrued expenses		845,246
Due to affiliates		(312,877)
Net cash provided by operating activities		191,384
Cash Flows From Financing Activities		
Contributions by stockholders		150,000
Net cash provided by financing activities		150,000
Net increase in cash and cash equivalents		341,384
Cash and Cash Equivalents:		
Beginning		1,008,497
Ending	$	1,349,881

See Notes To Financial Statements.

H. Beck, Inc.

Notes To Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: H. Beck, Inc. (the "Company"), is a registered broker-dealer and a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. The Company introduces its stock and bond customers to broker-dealers who will carry such accounts and will clear such transactions on a fully disclosed basis. With respect to this activity, the Company forwards all funds and securities received and would not otherwise hold funds or securities for, or owe money or securities to, securities customers, and would not otherwise carry securities customer accounts. Customers' funds relating to certain mutual fund activity flows through an account established by the Company for their exclusive benefit. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3.

In addition, a portion of the Company's revenue is derived from investment advisory services provided through various registered investment advisors pursuant to investment advisory contracts.

The Company has an agreement with third parties to clear its security transactions on a fully disclosed basis and carry its customer accounts. The Company has provided a guarantee to their clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the balance sheet for these transactions.

A summary of the Company's significant accounting policies follows:

Commissions: Revenues and related expenses for transactions executed are accrued on a trade-date basis.

Investment advisory fees: Investment advisory fees for portfolio monitoring and asset allocation services are recognized as earned.

Cash and cash equivalents: The Company considers cash on hand and money market accounts to be cash and cash equivalents.

Incomes taxes: The Company has elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, any income or loss for tax purposes will be included in the tax returns of the stockholders.

Accounting estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Transactions with Clearing Agents

The agreements with the two clearing agents provide for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreements also require the Company to maintain a minimum of $50,000 as a deposit in an account with each agent.

Note 3. Related Party Transactions

An affiliated company provides the Company certain operational and administrative services, such as occupancy, personnel, travel, and insurance costs for which the Company pays a management fee. The management fee is negotiated annually between the Company and the affiliated company. The management fee paid to the affiliated company totaled $4,400,000 for the year ended December 31, 2003.

Note 4. Contingencies

The Company is involved in legal actions arising in the normal course of its business. The costs of settlements and related professional fees have been expensed as incurred and are included in administrative costs in the accompanying statement of operations. Any amounts unpaid are accrued for and included in accounts payable and accrued expenses in the statement of financial condition. Management is of the opinion, after consultation with legal counsel, that there are no legal actions pending that could have a material adverse effect on the Company's financial statements.

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends paid if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2003, the Company had net capital of $374,950, which was $85,711 in excess of required net capital of $289,239. The Company ratio of aggregate indebtedness to net capital ratio was 11.57 to 1 at December 31, 2003.

Note 6. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit

As a securities broker, the Company is engaged in buying and selling securities for corporations and institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of institutional banks, including other brokers and dealers, pension plans and monetary funds and other financial institutions. The Company introduces these transactions to the clearing agent on a fully disclosed basis.

In the normal course of business, the Company executes and enters into securities transactions that are carried and cleared by other broker-dealers on a fully disclosed basis. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Amounts due from broker-dealers represent a concentration of credit risk. The risk of default depends on the creditworthiness of the counterparty. The Company does not anticipate nonperformance by its clearing brokers. In addition, the Company has a policy of reviewing, as necessary, the credit standing of each counterparty with which it conducts business.

The agreement between the Company and its two clearing agents provide that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to minimize the risk of loss through procedures designed to monitor the creditworthiness of its customers and that transactions are executed properly by the clearing agents.

The Company maintains its cash in bank accounts, which, at times may exceed federally insured limits. The Company has not experienced any losses in such accounts for the year ended December 31, 2003.

H. Beck, Inc.

Computation Of Net Capital Under SEC rule 15c3-1
December 31, 2003

Net Capital		
Stockholders' equity	$	867,192
Nonallowable assets:		
Commissions receivable, greater than 30 days		103,551
Unsecured accounts receivable from registered representatives		220,806
Other assets		148,627
Deposits with clearing organization		10,010
Total nonallowable assets		482,994
Net capital before haircuts on securities		384,198
Haircuts on securities positions		9,248
Net capital	$	374,950
Aggregate Indebtedness		
Commissions payable	$	3,291,328
Accounts payable and accrued expenses		1,047,264
Total aggregate indebtedness	$	4,338,592
Computation of Basic Net Capital Requirements		
Minimum net capital requirement (the greater of $100,000 or 6-2/3% of aggregate indebtedness)	$	289,239
Excess net capital	$	85,711
Ratio of aggregate indebtedness to net capital		11.57 to 1

Note: The above computation does not materially differ from the computation of net capital under rule 15c3-1 as of December 31, 2003, filed by H. Beck, Inc., on Form X-17A-5, as amended. Accordingly, no reconciliation is deemed necessary.

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report
On Internal Control

To the Board of Directors
H. Beck, Inc.
Rockville, Maryland

In planning and performing our audit of the financial statements and supplemental schedule of H. Beck, Inc. (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons;

(2) Recordation of differences required by Rule 17a-13;

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
February 19, 2004